Exhibit 99.1

FOR IMMEDIATE RELEASE:

Compugen Reports Fourth Quarter and Full Year 2021 Results

•	Enrollment underway in all dose expansion studies with potential first-in-class anti-PVRIG antibody COM701 and potential best-in-class anti-TIGIT antibody COM902

•	First data from combination studies expected in Q4 2022

•	Enrollment in all ongoing studies expected to be complete by end of 2023

•	2021 ended with approximately $118 million in cash expected to fund current level of operations into 2024

HOLON, ISRAEL – February 24, 2022 – Compugen Ltd. (Nasdaq: CGEN, “Compugen”, the “Company”), a clinical-stage cancer immunotherapy company and leader in predictive target discovery, today reported financial results for the fourth quarter ended December 31, 2021, and full year 2021 and provided an update on recent Company highlights.

“Compugen made excellent progress in 2021. As the leader in the DNAM-1 axis we believe that blocking its complementary pathways has the potential to be a game changer in treating inflamed as well as less inflamed tumors, in patients who do not respond to available therapies. I am particularly excited about the translational data we presented across all the regimens with the most potent immune activation in the triple blockade of PVRIG, TIGIT and PD-1, which complements the early signals of anti-tumor activity we reported in our studies. With COM902, we were the first to present early signals of monotherapy anti-tumor activity with an IgG4 anti-TIGIT antibody, with low Fc-effector function. COM902 also avoided depletion of CD8+ T cells, the most effective anti-cancer immune subset, supporting our strategy to develop an antibody with low Fc effector function said,” Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “In 2021 we also presented additional research supporting the differentiation of PVRIG from other immune checkpoints, enhancing our belief that PVRIG may be the missing piece when current immunotherapies have failed, by potentially generating new waves of T cells to infiltrate the tumor microenvironment.  I am excited that the totality of results we have presented to date support our DNAM-1 axis hypothesis and set the stage for the next steps for the Company’s clinical program.”

Dr. Cohen-Dayag further commented, “I am also pleased that we expanded our collaboration with Bristol Myers Squibb with a $20 million strategic investment and I am happy to see AstraZeneca progressing its TIGIT/PD-1 bispecific, which is derived from our COM902 into the clinic.”

Dr. Cohen-Dayag continued, “Looking ahead, this year and next year we will focus on completing clinical study enrollment and delivering meaningful clinical and translational results from the expansion cohorts in our three ongoing combination studies with our two proprietary programs, COM701 and COM902. We expect to report data from fully enrolled cohorts in each of our studies as available starting with the COM701/nivolumab study CRC (MSS) cohort in Q4 2022, and complete enrollment in all cohorts by the end of 2023. The data from these studies will guide our regulatory strategy on a cohort-by-cohort basis.”

2022-2023 Expected Milestones:
•	Advancing the enrollment of Phase 1 and Phase 1/2 dose expansion studies to evaluate anti-PVRIG and/or anti-TIGIT antibodies in combination with a PD-1 inhibitor:
o	COM701/PVRIG plus nivolumab
o	COM701/PVRIG plus COM902/TIGIT
o	COM701/PVRIG plus nivolumab and Bristol Myers Squibb’s investigational anti-TIGIT antibody, BMS-986207
•	Reporting data from fully enrolled cohorts
•	Announcing initial clinical data from the Phase 1 and Phase 1/2 programs starting with COM701/nivolumab study CRC/MSS cohort in Q4 2022
•	Completing enrollment of all ongoing studies by end of 2023

Phase 1/Phase 1/2 Dose Expansion Combination Program
Clinical Study	Number of cohorts	Tumor types	Patients per cohort
COM701+ nivolumab	4	Ovarian, Endometrial, Breast, CRC/MSS	20
COM701+ nivolumab + BMS986207	4	Ovarian, Endometrial, HNSCC, PVRL2+ patients	20
COM701 +COM902	3	HNSCC, NSCLC, CRC/MSS	20

2021 Corporate Highlights
•	Completed enrollment as planned and presented data from our Phase 1 studies at major medical meetings
o	ASCO 2021
◾	COM701 monotherapy dose escalation and expansion studies
◾	COM701 + nivolumab dose escalation study
o	SITC 2021
◾	COM902 monotherapy dose escalation
◾	COM701+ nivolumab + BMS986207 dose escalation
•	COM701 as mono, dual, and triple therapy showed early signals of anti-tumor activity with immune activation and a favorable safety profile
•	COM902 showed early signals of anti-tumor activity, was well tolerated and translational data support choice of an IgG4 anti-TIGIT antibody with less effector function than IgG1

•	Initiated enrollment in the Phase 1, Phase 1/2 dose expansion programs (see table above)
•	Expanded the clinical research collaboration agreement with Bristol Myers Squibb with an equity investment of $20 million
•	Received $6 million milestone payment triggered by first patient initiation in AstraZeneca’s Phase 1/2 study of a TIGIT/PD-1 bispecific monoclonal antibody, AZD2939, derived from COM902
•	Expanded research collaboration with Johns Hopkins University for a novel myeloid target discovered by Compugen
•	Published review on biology and potential therapeutic relevance of DNAM-1 axis in cancer immunotherapy in Cancer Discovery, a journal of the American Association for Cancer Research
•	Published preclinical data on the potential of COM902 to enhance anti-tumor immune responses, in Cancer Immunology Immunotherapy
•
Presented research supporting the differentiation of PVRIG from other immune checkpoint inhibitors at the SITC 2021 Targets for Cancer Immunotherapy seminar series in June, the SITC in November and translational data from patient biopsies demonstrating immune activation in the TME after treatment with COM701, at the TIGIT Therapies Digital Summit in December

Fourth Quarter and Full Year 2021 Financial Highlights
Cash: As of December 31, 2021, cash, cash related accounts, short-term and long-term bank deposits totaled to approximately $118 million, compared with approximately $124 million as of December 31, 2020. The Company expects its existing cash and cash equivalents and short-term bank deposits, to be sufficient to fund our current level of operations into 2024.

Revenues: Compugen reported no revenue for the fourth quarter of 2021 and a total of $6 million for the year ended December 31, 2021, compared with $2.0 million for each of the comparable periods in 2020. 2021 revenues are related to the milestone payment from AstraZeneca for dosing the first patient in AstraZeneca’s Phase 1/2 study of a TIGIT bispecific monoclonal antibody, derived from COM902.

Cost of revenues: 2021 expenses of approximately $0.7 million are attributed to royalty and milestone payments.

R&D Expenses: Expenses for the fourth quarter and year ended December 31, 2021 were approximately $5.8 million, and approximately $28.7 million, respectively, compared with approximately $8.1 million and approximately $22.8 million for the comparable periods in 2020. The increase in the annual periods is attributed mainly to higher expenses associated with our various clinical studies, manufacturing and related costs, and headcount as the U.S. based clinical team continues to grow to support the expansion of our studies. The decrease in the quarterly period is due to a decrease in manufacturing and related costs.

G&A Expenses: Expenses for the fourth quarter and year ended December 31, 2021 were approximately $2.7 million and approximately $10.9 million, respectively, compared with approximately $2.7 million and approximately $9.8 million for the comparable periods in 2020. The increase in the annual period is mainly due to increased corporate-related expenses.

Net Income/Loss: Net loss for the fourth quarter of 2021 was approximately $8.6 million, or $0.10 per basic and diluted share, compared with a net loss of approximately $8.6 million, or $0.10 per basic and diluted share in the comparable period of 2020. Net loss for the year ended December 31, 2021 was approximately $34.2 million, or $0.41 per basic and diluted share, compared with net loss of approximately $29.7 million, or $0.37 per basic and diluted share in the comparable period of 2020.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, February 24, 2022, at 8:30 AM ET to review its fourth quarter and full year 2021 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, in Phase 1 as a single agent and in dual, and triple combinations; COM902, a potential best-in-class monoclonal antibody targeting TIGIT for the treatment of solid and hematological tumors, undergoing Phase 1 studies as a single agent and in dual combination with COM701. Partnered programs include an antibody targeting ILDR2 in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2939) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement:
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our belief that blocking the DNAM-1 complementary pathways has the potential to be a game changer in treating inflamed as well as less inflamed tumors in patients who do not respond to available therapies, statements regarding our belief that PVRIG may be the missing piece when current immunotherapies have failed, by potentially generating new waves of T cells to infiltrate the tumor microenvironment, statements regarding our expectations that this year and next year we will complete clinical study enrollment and deliver meaningful clinical and translational results from the expansion cohorts in our three ongoing combination studies with our two proprietary programs, COM701 and COM902 and additional statements regarding our expectation to report data and timing of such report, as specified herein. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect Compugen’s business; enrollment rate can be slower than expected; clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value.  . These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

Investor Relations Contact:
John Mullaly
LifeSci Advisors, LLC
Email: jmullaly@lifesciadvisors.com
Tel: +1 (617) 429-3548

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended,
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited	Unaudited

Revenues	-	2,000	6,000	2,000
Cost of revenues	-	60	680	60
Gross profit	-	1,940	5,320	1,940

Operating expenses
Research and development expenses	5,843	8,099	28,694	22,760
Marketing and business development expenses	211	238	842	871
General and administrative expenses	2,726	2,694	10,858	9,805
Total operating expenses	8,780	11,031	40,394	33,436

Operating loss	(8,780)	(9,091)	(35,074)	(31,496)
Financial and other income, net	135	528	871	1,798
Loss before taxes on income	(8,645)	(8,563)	(34,203)	(29,698)
Taxes on income	-	-	-	-
Net loss	(8,645)	(8,563)	(34,203)	(29,698)

Basic and diluted net loss per ordinary share	(0.10)	(0.10)	(0.41)	(0.37)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	85,358,848	83,644,998	84,203,971	79,591,187

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2021	2020

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	117,762	124,432
Trade receivables	-	2,000
Other accounts receivable and prepaid expenses	5,460	2,658
Total current assets	123,222	129,090

Non-current assets
Long-term prepaid expenses	1,911	1,880
Severance pay fund	3,125	2,863
Operating lease right to use asset	2,247	2,772
Property and equipment, net	1,658	1,711
Total non-current assets	8,941	9,226

Total assets	132,163	138,316

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	12,699	9,216
Current maturity of operating lease liability	768	639
Short-term deferred participation in R&D expenses	3,629	668
Total current liabilities	17,096	10,523

Non-current liabilities
Long-term deferred participation in R&D expenses	2,715	1,968
Long-term operating lease liability	1,982	2,527
Accrued severance pay	3,677	3,516
Total non-current liabilities	8,374	8,011

Total shareholders' equity	106,693	119,782

Total liabilities and shareholders' equity	132,163	138,316